One Earth Energy
Clean Renewable Ethanol

One Earth Energy LLC
Learn more about this investment opportunity — One Earth Energy, LLC
This investment opportunity is open to all eligible investors in Illinois, Indiana,
Iowa, Missouri or Wisconsin. You do not have to be a producer to invest. .One Earth Energy intends to build a dry mill corn processing plant on an 80 acre site located near Gibson City, Illinois with a guaranteed design capacity to produce 100 million gallons of ethanol each year .as well as 320,000 tons of distillers grains.
One Earth Energy proposes to build a 100-million gallon ethanol pro.duction facility at a cost of $155,500,000 million. . One Earth Energy, LLC is organized as a Limited Liability Company. Units are being offered at $5,000 per unit. Minimum purchase requirement is five units or $25,000. Additional increments are one .unit at $5,000 per unit.
One Earth Energy expects to raise a minimum of $30,100,000 and a maximum of $60,100,000 in equity by selling registered securities.
Project Details
Plant Location Gibson City, Illinois
100 Million Gallons Ethanol Guaranteed Plant Capacity 320,000 Tons of Distillers Grain 220,500 Tons of Carbon Dioxide
Corn Demand 36 Million Bushels Annually Capital and Start-Up Costs Approximately $155,500,000 Employees 40 — 45 New Jobs Payroll 2.4 — 2.6 million Energy Source Natural Gas
1 217-784-5321

Clean Renewable Ethanol

Project Timeline

November 2005	Present initial concept and first organizational meeting
December 2005	Seed capital to initial members
May 2006	Air permits applied for to Illinois EPA
November 2006	Public offering begins
December 2006	Anticipated site selection
January 2007	Anticipated public offering ends
February 2007	Anticipated financial close
Spring 2007	Anticipated construction begins
Fall 2008 (18-24 mos.)	Anticipated plant operational



The One Earth Energy plant will be a virtual duplicate of the VeraSun Energy plant in Aurora, SD which was constructed in 2003. With the latest technology and production advancements, VeraSun is currently producing at over 100% of guaranteed plant capacity.

www.verasun.com

Construction is expected to begin early spring 2007, as soon as adequate funds are raised. Projected ethanol production anticipated fall of 2008. The Gibson City, Illinois area provides everything required for a successful ethanol plant:

- isolated site
- served by Bloomer Line Railroad
- access to Norfolk Southern and Canadian National Railroad
- easily accessible by truck
- level elevation
- availability of corn acres

www.oneearthenergy.com 2

Ethanol Facts



Ethanol is an alcohol-based alternative fuel produced by fermenting and distilling starch crops that have been converted into simple sugars. Feedstocks for this fuel include corn, barley, and wheat. A bushel of corn yields about 2.8 gallons of ethanol.



Ethanol is most commonly used to increase octane and improve the emissions quality of gasoline.


regular
E85
85% Ethanol

Ethanol can be blended with gasoline to create E85, a blend of 85% ethanol and 15% gasoline. Vehicles that run on E85 are called flexible fuel vehicles (FFVs) and are offered by several vehicle manufacturers. E85 as an alternative fuel has experienced tremendous growth in the last ten years.



Ethanol is environmentally friendly. It has the highest oxygen content of any fuel available today, making it burn cleaner than gasoline. The use of ethanol can reduce harmful tailpipe emissions.



Ethanol makes us less dependent on foreign oil because ethanol is made in America from crops "grown" by American farmers. Made in America, ethanol is a fuel that strengthens our national economy and security.

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Ethanol Process Ethanol Production Process
Ourr Miissssiioon “To plan, construct and operate a corn- based bio-fuel and feed plant in Gibson City, IL that will maxi mize the return to the equity owners and provide economic development to the local community.”
Source: Renewable Fuels Association
One Earth Energy will produce ethanol by processing local corn. Changing corn to ethanol by fermentation takes many steps.
Starch in the corn must be broken down into simple sugars before fermenta- tion that produces alcohol can occur. This is achieved by grinding the corn into a mash and conveying it into a tank for enzyme processing.
Water, heat, and enzymes are added to break down the ground grain into a fine slurry. This mixture will be heated for sterilization and additional enzymes are added.
The grain slurry is pumped into fermenters where yeast is added to begin a batch fermentation process.
Avacuum distillation system will divide the alcohol from the grain mash.
Alcohol is then transported through a rectifier column where it is dehydrated.
The 200 proof alcohol is them pumped to shift tanks and blended with five percent denaturant, usually gasoline.
The 200 proof alcohol and five percent denaturant constitute ethanol.
www.oneearthenergy.com

Board of Directors

An experienced 10 member board of directors is governing One Earth Energy, LLC. These board members have a broad base of experience in grain production, merchandising, business and community service.



Steven Kelly
President
Gibson City, IL



Scott Docherty
Vice-President
Bement, IL



Jack Murray
Sec. / Treas.
Champaign, IL



Patrick Feeney
Director
Monticello, IL



Bruce Bastert
Director
Ludlow, IL



Cary Hinton
Director
Bement, IL



Robert Landau
Director
Anchor, IL



Roger Miller
Director
Tolono, IL



Patrick Quinlan
Director
Ludlow, IL



Louis Schwing, Jr.
Director
Dewey, IL

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Design / Build Team
Located in the rural community of Colwich Kansas, ICM employs over 220 high quality engineers, professionals, and industry experts — all dedicated to the success of the ethanol industry and your ethanol plant. ICM has 50 full-time field employees who remain on-site throughout the construction phase of the project to personally oversee progress along with design/build partner Fagen, Inc. Our goal is complete process optimization, squeezing every drop of ethanol from your feedstock while cutting energy and enzyme costs, providing your plant and your stockholders with maximum benefits for your investment. ICM manufactures the most energy-ef ficient distillers grain dryer systems in the ethanol industry today .
www.oneearthenergy.com

1306 W. 8th St.
POBox 526 Gibson City, IL 60936-0526 Phone 217-784-5321 Fax 217-784-8949 www.oneearthenergy.com
This communication is neither an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful under the securities laws of any such state. Offers and sales shall only be made pursuant to a prospectus, a copy of which can be obtained by either calling the One Earth Energy office at 1-217-784-5321, attending one of the meetings near you, or visiting us at www.oneearthenergy.com. Statements made in this publication about One Earth Energy, LLC’s prospects other than statements of historical facts are forward-looking statements and are subject to a number of uncertainties that could cause actual results to differ materially from the statements made, including risks associated with the ethanol industry generally, and the ability of the plant to timely meet all requirement s of financing and construction of the plant. See One Earth Energy, LLC’s prospectus LLC’s public Earth Image Courte sy NASA